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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow* † James C. Lin*	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †

Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 7, 2018

Re:	Tencent Music Entertainment Group (CIK No. 0001744676)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on August 15, 2018

Confidential

Ms. Kathleen Krebs

Mr. William Mastrianna

Mr. Terry French

Ms. Claire Delabar

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Krebs, Mr. Mastrianna, Mr. French, and Ms. Delabar:

On behalf of our client, Tencent Music Entertainment Group, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 24, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 15, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other Staff of the Commission for your prompt response to the Company’s request for comments.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	September 7, 2018

The Company has responded to the Staff’s comments by revising the Revised Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Revised Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

To facilitate your review, we have separately delivered to you four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

The Company currently plans to publicly file a registration statement containing the estimated price range and offering size in early October. The Company would greatly appreciate the Staff’s prompt feedback to this filing.

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Corporate Structure, page 7

1.

We have considered your response to our prior comment 15 that the disclosure requested has been provided at various points throughout the prospectus. Given your complicated structure governed by foreign regulatory regimes, we encourage you to provide the information in one location to provide a summary for investors who are not experts in VIE structures and PRC law. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised disclosure on pages 7, 8, 81 and 82 of the Revised Draft Registration Statement to provide the requested summary.

2.

We note that Linzhi Lichuang Information Technology Co., Ltd., an affiliate of Tencent Holdings, is a direct or indirect majority shareholder of each of your operating VIEs. Please clarify whether Tencent Holdings controls Linzhi Lichuang.

The Company respectfully advises the Staff that Linzhi Lichuang is controlled by Tencent. In response to the Staff’s comment, the Company has revised disclosure on pages 9 and 81 of the Revised Draft Registration Statement to clarify this.

Assured Entitlement Distribution, page 15

3.

We note your responses to our prior comments 18 and 19 that the Assured Entitlement Distribution will occur concurrently with the offering and you plan to finalize the terms prior to the road show for the offering. As the Assured Entitlement Distribution is not part of the registered offering, and potential investors are investing in the company as structured and capitalized following the offering and Assured Entitlement Distribution, please remove your reference to it from the prospectus cover page, summary of the offering and use of proceeds. Instead, you should discuss the material details elsewhere and reflect the assumption that it will occur in appropriate areas of the prospectus.

Securities and Exchange Commission	3	September 7, 2018

In response to the Staff’s comment, the Company has deleted references to the Assured Entitlement Distribution throughout the prospectus cover, summary of the offering and use of proceeds sections of the Revised Draft Registration Statement.

Use of Proceeds, page 63

4.	Please quantify the current statutory limits on loans you may make to your PRC subsidiaries and VIEs.

The Company respectfully submits that it has previously disclosed such information on pages 53 and 170 of the Revised Draft Registration Statement. The Company has also revised pages 53 and 170 of the Revised Draft Registration Statement to further clarify this point. In summary:

•

The maximum amount of the loans that a PRC subsidiary can acquire from outside China may not exceed either (i) the difference between the total investment and the registered capital of the PRC subsidiary, or (ii) 200% of the net assets of the PRC subsidiary, depending on the election by the PRC subsidiary of the calculation mechanism as provided by PRC laws regulating foreign debts. For example, as of June 30, 2018, the maximum amount of the loans that Yeelion Online, one of the Company’s PRC subsidiaries, may acquire from outside China is: (i) US$10 million, under the total investment minus registered capital approach, which is calculated based on its total investment of US$30 million and registered capital of US$20 million as of June 30, 2018; and (ii) RMB1,040 million (US$157 million), under the net assets approach, calculated based on its net assets of RMB520 million (US$79 million) as of June 30, 2018 pursuant to PRC GAAP; and

•

The maximum amount of loans that a VIE acquires from outside China may not exceed 200% of the net assets of the VIE. For example, as of June 30, 2018, the maximum amount of loans that Guangzhou Kugou, one of the Company’s VIEs, may acquire is RMB6,012 million (US$909 million), calculated based on its net assets of RMB3,006 million (US$454 million) as of the same date.

Selected Consolidated Financial Data, page 78

5.

We note that you provide a cross-reference to Note 2.1 for disclosure of the CMC acquisition. We also note that you refer to the enlarged music library resulting from the CMC consolidation on page 100 and to CMC’s live streaming business constituting a majority of your current live streaming service offerings on page 101. It appears that there is a significant impact on several different products and services resulting from the CMC acquisition. Due to the significance of this acquisition on the comparability of results of operations for 2016 and 2017, please expand the disclosure to include detailed information regarding the CMC acquisition that enhances an understanding of and highlights any trends impacted by this acquisition on your results of operations and financial condition pursuant to Instruction 2 of Regulation S-K Item 301. If you believe that you are unable to determine the impact of the CMC acquisition on 2016 consolidated results due to the integration of the operations into your existing operations, please tell us how you were able to conclude that the enlarged library and increase in live streaming business from CMC impacted your results in 2017 compared to 2016. Please also expand the disclosure in selected financial data to provide detail of the 2016 pre-acquisition CMC results of operations so the reader can ascertain an estimate of the impact of the acquisition on 2016. Please also revise the disclosure on page 16 accordingly.

Securities and Exchange Commission	4	September 7, 2018

In response to the Staff’s comment, the Company has revised disclosure on pages 18, 21, 22, 87, 89 and 90 of the Revised Draft Registration Statement to include the pre-acquisition CMC results of operations as part of the summary and selected historical consolidated financial data. The Company has also added a Risk Factor on page 39 of the Revised Draft Registration Statement and additional disclosure on pages 18, 87 and 92 to highlight the fact that the CMC acquisition completed on July 12, 2016 materially affects the comparability of the Company’s consolidated results of operations for 2016 and 2017. It has also revised disclosure on pages 2, 92, 93, 130 and 131 to first discuss comparative results of the six months ended June 30, 2017 and 2018 given results of CMC have been reflected in both periods. The Company has further expanded disclosure on pages 93, 94 and 112 of the Revised Draft Registration Statement to discuss the CMC acquisition and its impact on known trends of the Company after the acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 81

6.

We note in your response to our prior comment 25 that you are not able to quantify the impact of your acquisition of CMC on your 2016 results of operations due to integration of the CMC operations following acquisition. Please expand the discussion to include a balanced presentation of the pre-acquisition results of operations of CMC for 2016 through the date of acquisition to assist the reader in understanding the impact of the acquisition on trends in your revenues and profitability. Please also expand the discussion on pages 2 and 120 to balance the disclosure of a “growth rate of 346.9%” in Non-IFRS Adjusted profit, and a “151.8%” increase in revenue from 2016 to 2017 to clearly address the impact of the CMC acquisition on these trends. Please also include balanced disclosure of IFRS net income as a percent increase, since you do so for Non- IFRS Adjusted profit. At a minimum, the CMC revenues and GAAP profit prior to the acquisition date should be presented and the discussion should address any material changes in trends in prior CMC operations after acquisition or a statement that you cannot determine the amount of any change. Please refer to the guidance in Item 303(a)(3)(i)-(iii) of Regulation S-K for discussion of significant increases, trends and new products or services (that were acquired in conjunction with the CMC acquisition).

In response to the Staff’s comment, the Company has revised disclosure on pages 18, 21, 22, 87, 89 and 90 of the Revised Draft Registration Statement to prominently present the pre-acquisition CMC results as part of the summary historical consolidated financial data. The Company has also revised pages 2, 92, 93, 130 and 131 of the Revised Draft Registration Statement to highlight the historical results of CMC for 2016 through July 12, 2016 to investors and to provide more background on the impact of the acquisition on trends in the Company’s revenues and profitability. The Company has further revised disclosure on pages 93, 94 and 112 of the Revised Draft Registration Statement to discuss the CMC acquisition and its impact on known trends of the Company after the acquisition. Other than the disclosed trends, the Company is not aware of any other material trends or uncertainties associated with the acquired business. Lastly, the Company has revised disclosure on pages 2, 92, 93, 130 and 131 of the Revised Draft Registration Statement to remove percentage increases to provide a more balanced disclosure.

Online Music Services, page 126

7.	We note your response to our prior comment 8. Please clarify in your disclosure whether users must have a QQ (or Weixin/WeChat) account to utilize your QQ Music service.

The Company respectfully submits that users may use basic features on QQ Music, including streaming, without logging in. To log into QQ Music in order to purchase subscription plans and to enjoy additional features, such as creating personal playlists, users are required to have a Weixin/WeChat or QQ account. The Company has further clarified this point on page 137 of the Revised Draft Registration Statement.

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Securities and Exchange Commission	5	September 7, 2018

If you have any questions regarding this submission, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com) or Li He at +852 2533-3306 (li.he@davispolk.com).

Thank you for your time and attention.

Yours sincerely, /s/ Li He

cc:	Mr. Cussion Kar Shun Pang, Chief Executive Officer

Mr. Tony Cheuk Tung Yip, Chief Strategy Officer

Ms. Min Hu, Chief Financial Officer

Tencent Music Entertainment Group

Ms. Z. Julie Gao, Esq., Partner

Mr. Will H. Cai, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Shirley Yeung, Partner

PricewaterhouseCoopers Zhong Tian LLP